February 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ampio Pharmaceuticals, Inc.
Form S-4 Registration Statement (File No. 333-170595) and Acceleration Request Pertaining Thereto

Ladies and Gentlemen:

Ampio Pharmaceuticals, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), take appropriate action to cause the above-referenced Registration Statement on Form S-4, as amended, to become effective at 11:00 a.m. Eastern Standard Time on Friday, February 25, 2011 or as soon thereafter as is practicable.

In connection with the foregoing, the Company again acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ampio PHARMACEUTICALS, INC.

By:	Donald B. Wingerter, Jr.
Donald B. Wingerter, Jr. Chief Executive Officer

cc:	Michael Macaluso, Chairman of the Board
Robert W. Walter, Esq., Richardson & Patel, LLP